UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2004            File No.    0-50169

Sovereign Chief Ventures Ltd.

(Name of Registrant)

333 Cedar Street, Suite 300, Abilene Texas 79601

(Address of principal executive offices)

1.

News Release dated April 26, 2004

2.

News Release dated May 3, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Sovereign Chief Ventures Ltd..

(Registrant)

Dated:  May 3, 2004                  By:  /s/ Bill O. Wood

                                                          Bill O. Wood, President

Sovereign Chief to reprice 1,072,000 warrants

April 26, 2004

Sovereign Chief Ventures will apply to the TSX Venture Exchange to amend the exercise price of 1,072,000 warrants issued as part of a private placement completed May 17, 2002. The exercise price of the warrants is to be decreased from 95 cents per share to 35 cents per share. Subject to regulatory approval, warrantholders will be entitled to purchase one common share of the company for each warrant held at a price of 35 cents per share until May 17, 2004.

SOVEREIGN CHIEF VENTURES LTD.
333 CEDAR STREET, SUITE 300
ABILENE, TEXAS 79601

N E W S   R E L E A S E

Trading Symbols:

     TSX Venture Exchange:     SCV.TSXV
    OTC PINK SHEETS:          SCVTF

Kardokus 4-10 Has Shows and Pipe Set

May 3, 2004 – The Company is pleased to announce that the first stage of drilling on the Kardokus 4-10 has been completed.  Western Oil and Gas Development Co. operator, drilled to a depth of 13,802 feet, logged the well, is setting pipe and will begin the second stage of drilling this week.  The following zones had hydrocarbon shows:  Marchand, Lower Skinner, Red Fork A, D and F formations.  After completing the pipe setting on the upper formations, Western will continue to drill to test the Atoka formations.

Bill Wood, President of Sovereign stated, “ Western is doing a masterful job in the drilling of the Kardokus 4-10 because it is not easy to hold cost down when you have so many different zones to protect while drilling to deeper depths with high pressure.”  The estimated cost to drill and complete the Kardokus 4-10 to a depth of 14,800 feet is $1,800,000 US.

Sovereign has a of 14% +/- working interest in the Kardokus 4-10.

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Telephone:

(325) 676-8500      Facsimile:(325) 676-8106    Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.